Filed by Primo Water Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

And deemed filed pursuant to Rule 14d-9

Under the Securities Exchange Act of 1934, as amended

Subject Company: Primo Water Corporation

Registration No: 333-236122

On January 31, 2020, the following communication was delivered to employees of Primo Water Corporation:

January 31, 2020

Dear Primo Employees,

Subject: Effect of Cott acquisition on Employee Stock Purchase Plan

This letter is to notify you of your rights as a participant in the Primo Water Corporation 2010 Employee Stock Purchase Plan, as amended (the “ESPP”).

You will have one last opportunity to purchase shares from Primo Water Corporation (the “Company”) under the ESPP.

The current purchase period under the ESPP began on January 1, 2020 and would normally run until June 30, 2020.

However, in connection with the Company’s acquisition by Cott Corporation and in accordance with the terms and conditions of the ESPP, the current purchase period will end, and the final purchase date under the ESPP will occur, on February 10, 2020 (the “Final Purchase Date”).

Until the Final Purchase Date, payroll deductions will continue to be made and credited to your contribution account in accordance with your current election. On the Final Purchase Date, the balance in your contribution account will be used to purchase shares of Company common stock in accordance with the terms and conditions of the ESPP.

Feel free to reach out if you have any questions.

Thanks,

Primo Communications Team

Additional Information and Where to Find It

This communication relates to a pending business combination between Cott and Primo. Cott commenced an exchange offer for the outstanding shares of Primo on January 28, 2020. This communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that the parties will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer was commenced, Cott and its acquisition subsidiary filed an exchange offer statement on Schedule TO, Cott filed a registration statement on Form S-4 and Primo filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. Each of Cott and Primo also plan to file other relevant documents with the SEC regarding the proposed transaction. THE EXCHANGE OFFER MATERIALS (INCLUDING THE OFFER TO EXCHANGE, THE RELATED LETTER OF ELECTION AND TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS), THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO ANY OF THE FOREGOING DOCUMENTS, CONTAIN IMPORTANT INFORMATION. PRIMO STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF PRIMO SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Election and Transmittal and certain other exchange offer documents are available to all of Primo’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement are available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Cott are available free of charge under the heading of the Investor Relations section of Cott’s website at www.cott.com/investor-relations/. Copies of the documents filed with the SEC by Primo are available free of charge under the SEC filings heading of the Investors section of Primo’s website at http://ir.primowater.com/.

Safe Harbor Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements involve inherent risks and uncertainties and you are cautioned that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. These statements can otherwise be identified by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “feel,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “would,” “will,” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained in this communication include, but are not limited to, statements related to Cott’s and Primo’s plans, objectives, expectations and intentions with respect to the proposed transaction and the combined company, the anticipated timing of the proposed transaction, and the potential impact the transaction will have on Primo or Cott and other matters related to either or both of them. The forward-looking statements are based on assumptions regarding current plans and estimates of management of Cott and Primo. Such management believes these assumptions to be reasonable, but there is no assurance that they will prove to be accurate.

Factors that could cause actual results to differ materially from those described in this communication include, among others: changes in expectations as to the closing of the transaction including timing and changes in the method of financing the transaction; the satisfaction of the conditions precedent to the consummation of the proposed transaction (including a sufficient number of Primo shares being validly tendered into the exchange offer to meet the minimum condition), the risk of litigation and regulatory action related to the proposed transactions, expected synergies and cost savings are not achieved or achieved at a slower pace than expected; integration problems, delays or other related costs; retention of customers and suppliers; and unanticipated changes in laws, regulations, or other industry standards affecting the companies; and other risks and important factors contained and identified in Cott’s and Primo’s filings with the SEC, including their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

The foregoing list of factors is not exhaustive. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers are urged to carefully review and consider the various disclosures, including but not limited to risk factors contained in Cott’s and Primo’s Annual Reports on Form 10-K and its quarterly reports on Form 10-Q, as well as other filings with the SEC. Forward-looking statements reflect the analysis of management of Cott and Primo as of the date of this communication. Neither Cott nor Primo undertakes to update or revise any of these statements in light of new information or future events, except as expressly required by applicable law.